Mail Stop 4561

      April 13, 2007

Timothy G. Healy
EnerNOC, Inc.
75 Federal Street, Suite 300
Boston, MA  02110

RE:	EnerNOC, Inc.
Amendment No. 1 to Form S-1 filed March 28, 2007
File No. 333-140632

Dear Mr. Healy:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note you have filed a confidential treatment request with respect to certain exhibits to the registration statement. We will review and provide comments as necessary. Please note that the confidential treatment order must be granted, or the request withdrawn, prior to the effectiveness of your registration statement.

Summary Risk Factors, page 4

2. Please revise this section to briefly describe each of the identified risks. Please consider presenting in bullet point format.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Overview, page 33
3. We note your response to comment 14. Please disclose in this section that substantially all of your revenues are derived from your grid operator and utility customers.

Selling and Marketing Expenses, page 39

4. Please provide additional disclosure regarding the significant increases in your selling and marketing expenses and general and administrative expenses. In particular, please address whether you expect these growth rates to continue.

Stock-Based Compensation, page 50

5. Please tell us why the fair value of the common stock as a percentage of the value of the preferred stock has remained constant from the Series B-1 round to the Series C round. The fair value of the common stock in May was $4.74 or 48% of the Series B-1 Preferred
Stock that was issued in May 2006 and the fair value of the common stock in December was $25.11 or 46% of the Series C Preferred Stock that was issued in December 2006. We would expect that as you get closer to a liquidity event the fair value of the common stock as a percentage of the preferred stock would increase and not remain the same. We also note that it appears you changed some of the inputs related to the contemporaneous valuations due to the fact that you were closer to a liquidity event.

6. On page 53 you discuss the reasons for why the board continued to grant stock options with an exercise price of $1.45 on September 7,
November 6 and December 7 of 2006. You note that the board determined that there were no other significant events that had occurred during this period that would have given rise to a change in the fair value of the common stock. Please tell us what events occurred between the dates above and the December 2006 Preferred Stock issuance where you issued approximately 105,000 shares at $55.28.

Compensation Discussion and Analysis, page 82
7. We note that the compensation committee considered peer companies in determining compensation. Please disclose the names of these peer companies and briefly describe how they were selected. Refer to Item
402(b)(2)(xiv) of Regulation S-K.

Annual Bonus, page 84
8. We note your response to prior comment 25. We also note that the compensation committee bases bonus awards on the achievement of predetermined goals; however you have not provided a quantitative discussion of these predetermined goals. Please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see
Instruction 4 to Item 402(b) of Regulation S-K.

Note 1. Description of Business and Summary of Significant
Accounting
Policies, page F-7

Revenue Recognition, page F-8

9. Please revise to disclose how the amount of monthly demand response revenues that you are entitled to may change due to a failed verification event as discussed in Example #2.

Note 9. Redeemable Convertible Preferred Stock Warrant Liability, page F-21

10. Please clarify to us how the number of shares to be issued under the net exercise method is calculated. Provide us with an example in your response.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-2
11. We note your response to prior comment 35. Please revise to disclose the type and amount of non-cash consideration you received, if any, for the options and stock described in paragraphs 7-10.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact William Demarest, Staff Accountant at 202-
551-
3432 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.


      Sincerely,



Karen J. Garnett
Assistant Director

cc:	Sahir Surmeli, Esq. (via facsimile)



Timothy G. Healy
EnerNOC, Inc.
April 13, 2007
Page 1